SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Mackie Designs Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

554541102

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394-0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554541102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Mackie, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III QP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Advisors III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Capital Partners III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mare J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,124,127 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,124,127 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,124,127 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 72%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, no par value (the "Common Stock") of Mackie Designs Inc., a Washington corporation (the "Issuer").  The name and address of the principal executive offices of the Issuer are:

Mackie Designs Inc. 16220 Wood-Red Road, N.E. Woodinville, Washington 98072
Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  Sun Mackie, LLC, a Delaware limited liability company ("Sun Mackie"), Sun Capital Partners II, LP, a Delaware limited partnership ("Sun Partners II LP"),  Sun Capital Advisors II, LP, a Delaware limited partnership ("Sun Advisors II"),  Sun Capital Partners, LLC, a Delaware limited liability company ("Sun Partners LLC"), Sun Capital Partners III, LP, a Delaware limited partnership ("Sun Partners III LP"), Sun Capital Partners III QP, LP, a Delaware limited partnership ("Sun Partners III QP LP"), Sun Capital Advisors III, LP, a Delaware limited partnership ("Sun Advisors III"),  Sun Capital Partners III, LLC, a Delaware limited liability company ("Sun Partners III LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse").  Leder and Krouse may each be deemed to control Sun Mackie, Sun Partners II LP, Sun Advisors II, Sun Partners LLC, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III and Sun Partners III LLC, as Leder and Krouse each own 50% of the membership interests in each of (i) Sun Partners LLC, which in turn is the general partner of Sun Advisors II, which in turn is the general partner of Sun Partners II LP, and (ii) Sun Partners III LLC, which in turn is the general partner of Sun Advisors III, which in turn is the general partner of Sun Partners III LP and Sun Partner III QP LP, and together, Sun Partners II LP, Sun Partners III LP, and Sun Partners III QP LP own all of the membership interests of Sun Mackie.  Sun Mackie, Sun Partners II LP, Sun Advisors II, Sun Partners LLC,, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III, Sun Partners III LLC, Leder and Krouse are collectively referred to as the "Reporting Persons."

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486

Sun Mackie, Sun Partners II LP, Sun Advisors II, Sun Partners LLC, Sun Partners III LP, Sun Partners III QP LP, Sun Advisors III and Sun Partners III LLC are each principally engaged in making investments.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

On January 16, 2003, Sun Mackie and the Issuer entered into a Stock Purchase Agreement (as amended, the "Purchase Agreement"), pursuant to which Sun Mackie purchased 14,124,127 shares of Common Stock.  The shares of Common Stock issued to Sun Mackie constitute approximately 72% of the Issuer’s outstanding common stock.

The aggregate purchase price for the Common Stock was $10,000,000 in cash.
All of the shares of Common Stock beneficially owned by the Reporting Persons were paid for using funds from the partners of one or more of the Reporting Persons.
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4.	Purpose of Transaction

The purpose of the transaction was to acquire economic and voting control of the Issuer.  As a result of the transaction, the Reporting Persons acquired Common Stock constituting 72% of the Issuer’s outstanding Common Stock.  A copy of the Purchase Agreement, as well as the First Amendment to the Stock Purchase Agreement, the Second Amendment to the Stock Purchase Agreement and the Third Amendment to the Stock Purchase Agreement, are attached as Exhibit B and incorporated herein by reference.

In connection with the transaction and in accordance with the terms of the Purchase Agreement, three representatives of the Reporting Persons, including Leder and Krouse, were appointed to the Issuer’s board of directors, which currently consists of six members.  The other members of the Issuer’s board of directors are the Issuer’s President and Chief Executive Officer and two independent directors.  Two additional representatives of the Reporting Persons have been nominated for election to the Issuer’s board of directors at the next annual meeting of the Issuer’s stockholders.

The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor management’s efforts to increase shareholder value.  In connection with that effort, an affiliate of one of the Reporting Persons has entered into a Management Services Agreement whereby such person will provide various administrative and management services to the Issuer in exchange for a quarterly payment of the greater of $100,000 or 6% of the Issuer’s EBITDA (as defined in the Management Services Agreement) for the second immediately preceding quarter, with an annual maximum of $1,000,000 unless approved by a majority of the members of the Issuer’s board of directors who are not affiliates of the Reporting Persons.

On February 7, 2003, the Common Stock ceased to be quoted on the Nasdaq National Market.  As of the date of this Statement, the Common Stock trades on the over-the-counter bulletin board under the symbol "MKIE."

In connection with the transaction, pursuant to the terms of a Post-Closing Funding Agreement dated as of Feburary 21, 2003 (the "Post-Closing Funding Agreement") by and among Sun Mackie and the Issuer, after the consummation of the transaction described in Item 3 of this Schedule 13D, and in connection with the contemplated refinancing of the Issuer’s senior debt, Sun Mackie will invest an additional $4,000,000 in the Issuer in exchange for a subordinated promissory note (in the face amount of $4,000,000) and detachable warrants to purchase for nominal consideration 1,200,000 shares of Common Stock.  The preceding summary of the terms of the Post-Closing Funding Agreement is qualified in its entirety by reference to the detailed provisions of the Post-Closing Funding Agreement and its exhibits, a copy of which is attached as Exhibit C and incorporated herein by reference.

Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Pursuant to the terms of a Stockholders’ Agreement dated as of February 21, 2003 (the "Stockholders Agreement") by and among the Issuer, Sun Mackie and certain minority stockholders of the Issuer identified therein (the "Minority Stockholders"), each Minority Stockholder has agreed not to transfer any shares of Common Stock (other than certain exempt transfers to affiliates or family members, to Sun Mackie or the other Minority Stockholders, or in registered offerings) without first providing a right of first refusal to the Issuer and, if the Issuer does not exercise that right, to Sun Mackie.  Sun Mackie has agreed not to transfer any shares of Common Stock without providing "tag along" rights to the Minority Stockholders, and the Minority Stockholders have granted "drag along" rights to Sun Mackie in connection with any sale of a majority of the fully diluted equity of the Issuer.  Finally, the Issuer has granted, subject to certain exceptions, preemptive rights to the Minority Stockholders in connection with any proposed issuance of equity securities to Sun Mackie in order to permit the Minority Stockholders to maintain their percentage equity ownership in the Issuer. The Stockholders Agreement will terminate at such time as both (i) the Reporting Persons or their affiliates no longer own or control at least 25% of the Common Stock on a fully diluted basis and (ii) the Reporting Persons or their affiliates no longer control the Issuer’s board of directors.  The preceding summary of terms of the Stockholders Agreement is qualified in its entirety by reference to the detailed provisions of the Stockholders Agreement, a copy of which is attached as Exhibit D and incorporated herein by reference

Pursuant to the terms of a Registration Agreement dated as of February 21, 2003 (the "Registration Agreement") by and among the Issuer, Sun Mackie and the Minority Stockholders,  the holders of a majority of the shares of Common Stock issued to Sun Mackie may at any time request, subject to certain limitations, an unlimited number of "demand" registrations on Forms S-1, S-2 or S-3.  The Issuer has also agreed to provide, subject to certain limitations, customary "piggy back" registration rights to the holders of the shares issued to Sun Mackie and the Minority Stockholders.  The Issuer has generally agreed to bear all registration expenses in connection with the exercise of these registration rights, other than underwriting discounts and commissions.  The preceding summary of terms of the Registration Agreement is qualified in its entirety by reference to the detailed provisions of the Registration Agreement, a copy of which is attached as Exhibit E and incorporated herein by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)              Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.
The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer

(a)               As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 14,124,127 shares of Common Stock, or approximately 72% of the Common Stock outstanding.

(b) Each Reporting Person may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 14,124,127 shares of Common Stock.

The Reporting Persons and the Minority Stockholders may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement.  The Reporting Persons expressly disclaim that they have agreed to act as a group with the Minority Stockholders.  The table below lists the names of each of the Minority Stockholders and the number of shares beneficially owned by each Minority Stockholder in which the Reporting Persons may be deemed to have beneficial ownership because of the Stockholders Agreement and the Registration Agreement.

Name:	Shares:
Randolph Street Partners V	143,705
H.I.G. Sun Partners, Inc.	102,648

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)              Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Schedule A	Additional Information Required by Item 2 of Schedule 13D

Exhibit A	Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons

Exhibit B	Purchase Agreement (including amendments)

Exhibit C	Post-Closing Funding Agreement

Exhibit D	Stockholders Agreement

Exhibit E	Registration Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2003	SUN MACKIE, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL PARTNERS III, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL PARTNERS III QP, LP

By: Sun Capital Advisors III, LP
Its: General Partner

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL ADVISORS III, LP

By: Sun Capital Partners III, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003	SUN CAPITAL PARTNERS III, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: February 21, 2003
/s/ Marc J. Leder
Marc J. Leder

Date: February 21, 2003
/s/ Rodger R. Krouse
Rodger R. Krouse